FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 18, 2008

Minco Silver Corporation is pleased to announce that it has received the Prospector / Explorer of the Year Award at the 2008 China Mining Awards on November 11, 2008 for its outstanding progress on the Fuwan Silver project located in Guangdong Province, China.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated November 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  November 18, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	November 18, 2008

NEWS RELEASE

MINCO SILVER WINS PROSPECTOR / EXPLORER OF THE YEAR AWARD AT CHINA MINING

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce that it has received the Prospector / Explorer of the Year Award at the 2008 China Mining Awards for its outstanding progress on the Fuwan Silver project located in Guangdong Province, China.

The China Mining Awards are part of the China Mining Congress & Expo, hosted by the Ministry of Land & Resources and organized by China Mining Association.  The event was held at the Beijing International Convention Center from November 11 to 13 and is supported by domestic and international governments, associations, as well as organizations including the World Bank Group, Canadian Embassy and Australian Embassy.  The Award was presented to Minco Silver by Mr. Wang Min, the Vice Minister of the Ministry of Land & Resources, on November 12, 2008.

Dr. Ken Cai, Chairman and CEO commented:  “We are honored to receive this prestigious award from the Chinese mining community in recognition for the successful advancement of our world class Fuwan Silver project.  I would like to thank our team for their continued hard work and dedication.  We remain unyielding in our vision of bringing this project to production and strive to deliver value and excellence to both our shareholders and the industry.”

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX listed company focusing on the acquisition and development of silver dominant projects.  The Company owns 100% interest in the world class Fuwan Silver Deposit, situated along the northeast margin of the highly prospective Fuwan Silver Belt.  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 ir@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.